UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

Dated: April 22, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 -- 200 Burrard Street, Vancouver, British Columbia V6C 3L0 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECK COMINCO LIMITED (Registrant)
By:	/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

Date: April 22, 2008

Teck Cominco Limited / 200 Burrard Street / Vancouver, BC / Canada V6C 3L9 / Tel 604.687.1117 / Fax 604.687.6100

NEWS RELEASE

For Immediate Release – April 21, 2008

08-11-TC

1Q	RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2008

TECK COMINCO REPORTS FIRST QUARTER RESULTS FOR 2008

Net earnings were $345 million or $0.78 per share in the first quarter of 2008. Don Lindsay, President and CEO said, “The three copper mines that we acquired from Aur Resources last year contributed significantly to our first quarter earnings, as did a 32% increase in the copper price. Our copper division contributed $435 million, or just over 70% of our operating profit compared with $292 million or 47% in the first quarter of 2007. Earnings from our zinc and coal divisions decreased mainly due to lower commodity prices and the effects of the stronger Canadian dollar compared with the same period in 2007. Our outlook for the remainder of 2008 looks favourable as the copper price remains high and we expect a significant increase in coal prices for the coal year that began April 1st.

Mr. Lindsay also said, “We look forward to closing our recently announced offer to acquire the Relincho project, which will be a substantial addition to our Chilean copper portfolio that already includes two operating mines with excellent near-term potential for further development and one of the largest portfolios of exploration lands in the country.”

Highlights and Significant Items

•

Net earnings were $345 million or $0.78 per share in the first quarter compared with $360 million or $0.83 per share in the first quarter of 2007 and $280 million, or $0.64 per share in the fourth quarter of 2007.

•	Earnings before interest, taxes, depreciation and amortization (EBITDA) were $626 million in the first quarter compared with $584 million a year ago.

•	First quarter cash flow from operations was $233 million compared with $152 million in 2007 and our cash balance was $1.1 billion at March 31, 2008.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, Investor Relations

Additional corporate information is available on the Internet at http://www.teckcominco.com

•       In our copper division:

-

We announced a 1.03 billion tonne inferred resource at our Quebrada Blanca copper mine containing approximately 11 billion pounds of copper and 45 million pounds of molybdenum. Drilling continues on the property and on-going results are encouraging. We expect this work will further increase the size of the resource in advance of a feasibility study.

-

We exercised our right to acquire a 26% interest in the Petaquilla copper project and, on an interim basis, entered into an agreement with Inmet Mining under which Inmet will assume a greater role in operating the project and will assume our obligation to fund all expenditures. No later than September 30, 2009, we may elect either to continue participating in the project, reimburse Inmet for our share of expenditures with interest and resume funding, or to sell our interest.

-

In April, we announced a $415 million friendly offer to acquire Global Copper Corp.’s Relincho project by way of a plan of arrangement. The Relincho project is located in Chile, approximately 660 kilometres north of Santiago. The project consists of a large Andean style copper/molybdenum porphyry system with excellent potential for expansion of existing resources. Based on Global’s published resource estimate, Relincho is expected to increase our measured and indicated copper resources by approximately 25% on a contained copper basis.

2 Teck Cominco Limited 2008 First Quarter News Release

This management’s discussion and analysis is dated as at April 21, 2008 should be read in conjunction with the unaudited consolidated financial statements of Teck Cominco Limited and the notes thereto for the three months ended March 31, 2008 and with the audited consolidated financial statements of Teck Cominco Limited and the notes thereto for the year ended December 31, 2007. In this news release, unless the context otherwise dictates, a reference to the company or us, we or our refers to Teck Cominco Limited and its subsidiaries. Additional information including our annual information form and management’s discussion and analysis for the year ended December 31st 2007, is available on SEDAR at www.sedar.com .

This document contains forward-looking statements. Please refer to the cautionary language on page 24.

Earnings and Adjusted Earnings(1)

Net earnings were $345 million, or $0.78 per share in the first quarter, similar to the $360 million or $0.83 per share in the first quarter of 2007. Earnings included positive after-tax pricing adjustments of $74 million primarily due to rising copper prices, compared with negative pricing adjustments of $14 million a year ago. In addition, the reduction of the income tax rate in British Columbia resulted in a one-time benefit of $11 million in the first quarter of 2008. After adjusting for these items, net earnings were $252 million compared with adjusted net earnings of $401 million a year earlier. The table below shows the impact of these items, all on an after-tax basis.

(in millions of dollars)	2008	2007

Net earnings as reported	$345	$360
Add (deduct):
Derivative losses, including discontinued operations	-	31
Tax rate adjustments	(11)	-
Asset sales and other	(8)	(4)
Adjusted net earnings	326	387

Pricing adjustments(2)	(74)	14

Comparative net earnings	$252	$401

(1)

This news release refers to adjusted net earnings and comparative net earnings, which are not a measure recognized under generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning prescribed by GAAP. We adjust net earnings as reported to remove the effect of unusual and/or non-recurring transactions in these measures. These measures may differ from those used by, and may not be comparable to such measures as reported by other issuers. We disclose this measure, which has been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to shareholders.

(2)

2008 comprises $24 million in respect of first quarter sales and $50 million in respect of prior quarter sales. 2007 comprises $39 million in respect of first quarter sales and negative $53 million in respect of prior quarter sales. See Financial Instruments on page 22 for further information.

3 Teck Cominco Limited 2008 First Quarter News Release

In the first quarter of 2008, 71% of our operating profit was from our copper division (2007 – 47%), 25% was from our zinc division (2007 – 43%) and the coal and gold divisions combined contributed 4% (2007 – 10%).

(in millions of dollars)	Revenues		Operating Profit (Loss)		EBITDA
	2008	2007	2008	2007	2008	2007

Copper	$716	$423	$435	$292	$446	$292
Zinc	573	652	155	266	190	263
Coal	221	234	15	64	29	75
Gold	61	31	9	(2)	3	(9)
Corporate	-	-	-	-	(42)	(37)

	$1,571	$1,340	$614	$620	$626	$584

Operating profit from our copper division was $435 million in the quarter compared with $292 million in the first quarter of 2007. The increase in profit was primarily a result of higher copper prices and the acquisition of the Quebrada Blanca, Andacollo and Duck Pond mines in August of 2007. These mines contributed $128 million in operating profit in the quarter before a charge of $29 million in respect of inventory revaluations to fair value on the acquisition of the mines from Aur. Partially offsetting this was a reduction in copper production at our Highland Valley Copper mine, due primarily to lower copper grades in the current phase of the mine-life extension plan, and lower sales volumes at Antamina.

Our zinc division’s operating profit was $155 million in the quarter compared with $266 million in the first quarter of 2007. The decrease in operating profit was primarily the result of zinc prices that were 30% lower in US dollar terms (40% in Canadian dollar terms) in the first quarter of 2008 compared with 2007, the effect of the strengthening Canadian dollar and lower sales volumes from our Red Dog mine. This was partially offset by higher by-product revenues from our Trail operations.

Operating profit at Elk Valley Coal decreased to $15 million in the quarter compared with $64 million in the first quarter of 2007. The decrease in operating profit was primarily the result of the lower coal prices and the strengthening of the Canadian dollar, partly offset by the 22% increase in quarterly sales volumes.

The gold division’s operating profit was $9 million in the quarter compared with a $2 million loss in the first quarter of 2007. The increase in operating profit was due mainly to the operating profit contributed by our Pogo mine, which achieved commercial production in the second quarter of 2007, and the impact of higher gold prices and cost reductions at our Hemlo operations.

The stronger Canadian dollar had a significant negative impact on our results compared with 2007 as increases in our average US dollar commodity prices were 10 – 20% lower in Canadian dollar terms and the decrease in our average US dollar zinc price was 10% higher in Canadian dollar terms.

4 Teck Cominco Limited 2008 First Quarter News Release

Revenues

Revenues from operations were $1.6 billion in the first quarter of 2008, $231 million higher than the comparable period in 2007. The increase is primarily due to $256 million of revenue from the three mines acquired on our acquisition of Aur Resources in August 2007 and $128 million of positive pricing adjustments compared with negative pricing adjustments of $21 million in 2007. These increases were partially offset by the effects of lower average zinc and coal prices, a stronger Canadian dollar and lower sales volumes of copper and zinc concentrates due to the timing of shipments.

Average Metal Prices and Exchange Rate

	US$			Cdn$
	2008	2007	% Change	2008	2007	% Change

Copper (LME Cash - US$/pound)	3.54	2.69	+32%	3.54	3.15	+12%
Molybdenum (published price* - US$/pound)	33	26	+27%	33	30	+10%
Zinc (LME Cash - US$/pound)	1.10	1.57	-30%	1.10	1.84	-40%
Lead (LME Cash - US$/pound)	1.31	0.81	+62%	1.31	0.95	+38%
Coal	96	105	-9%	96	123	-22%
Gold (LME PM fix - US$/ounce)	928	650	+43%	928	760	+22%
Cdn/US exchange rate (Bank of Canada)	1.00	1.17	-15%

*	Published major supplier selling price in Platts Metals Week.

The average commodity prices disclosed above are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers.

Sales of metals in concentrate are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the following quarter. Accordingly, revenue in a quarter is based on current prices for sales occurring in the quarter and ongoing pricing adjustments from sales that are still subject to final pricing. These pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in the concentrate sales agreements. In the first quarter of 2008, we had positive pricing adjustments of $128 million compared with negative pricing adjustments of $21 million in 2007. The 2008 amount is comprised of $82 million of pricing adjustments on sales from the previous quarter, and $46 million on sales that were initially recorded at the average price for the month of shipment and subsequently revalued to quarter end forward curve prices.

At December 31, 2007, outstanding receivables included 180 million pounds of copper provisionally valued at US$3.04 per pound, 296 million pounds of zinc provisionally valued at US$1.05 per pound and 74 million pounds of lead provisionally valued at US$1.15 per pound. During the first quarter of 2008, 168million pounds of copper included in the December 31, 2007 receivables were settled at an average final price of US$3.52 per pound, 275 million pounds of zinc were settled at an average final price of US$1.08per pound and 74million pounds of lead were settled at an average final price of US$1.25 per pound resulting in positive after-tax pricing adjustments of C$50 million ($82 million before-tax) in the quarter. Net positive pricing adjustments on current quarter sales were C$24 million. At March 31, 2008, outstanding receivables included 111 million pounds of copper provisionally valued at an average of US$3.83 per pound and 149million pounds of zinc valued at an average of US$1.05 per pound. There were no outstanding lead receivables at March 31, 2008.

5 Teck Cominco Limited 2008 First Quarter News Release

Cash Flow from Operations

Cash flow from operations was $233 million in the first quarter compared with $152 million in the first quarter of 2007. Cash flow in the first quarter of each year is affected by the payment of final tax installments and royalties on prior year income. The effect of these items was unusually large in 2007 and resulted in substantially reduced cash flow from operations in the first quarter of 2007. In addition, non-cash charges to earnings, including depreciation and minority interests, have increased this year due to the acquisition of Aur Resources. These non-cash charges are added back to arrive at cash flow from operations.

DIVISIONAL RESULTS

The table below shows our share of production and sales of our major commodities for the first quarters of 2008 and 2007.

	Units (000’s)	Production		Sales
		2008	2007	2008	2007

Principal products
Copper in concentrate	tonnes	45	53	43	49
Copper cathode	tonnes	26	-	25	-
Refined zinc	tonnes	74	75	73	66
Zinc in concentrate	tonnes	175	167	135	153
Gold	ounces	66	60	69	43
Metallurgical coal
Direct share	tonnes	2,357	2,046	2,303	1,892
Indirect share	tonnes	707	267	691	247
		3,064	2,313	2,994	2,139

Major by-products
Molybdenum in concentrate	pounds	1,621	1,322	1,591	1,798
Refined lead	tonnes	26	22	24	20
Lead in concentrate	tonnes	39	34	3	8

(1)

In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Quebrada Blanca and Andacollo produce cathode copper. Duck Pond produces copper and zinc concentrates.

(2)	In April 2007, our Lennard Shelf zinc mine and Pogo gold mine achieved commercial production.
(3)

The direct share of coal production includes our 40% proportionate share of production from the Elk Valley Coal Partnership. Fording Canadian Coal Trust (Fording) owns the remaining 60% interest in Elk Valley Coal. The indirect share of coal production is from our investment in units of Fording. We owned approximately 9% of Fording from February 28, 2003 to September 27, 2007 and on September 27, 2007 increased our interest in Fording to 19.95%.

(4)

We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. These figures include only our proportionate share of production and sales from Antamina, Lennard Shelf and our gold operations.

6 Teck Cominco Limited 2008 First Quarter News Release

REVENUES, OPERATING PROFIT AND EBITDA

QUARTER ENDED MARCH 31

Our revenue, operating profit and EBITDA by division is summarized in the following table:

($ in millions)	Revenues		Operating Profit (Loss)		EBITDA
	2008	2007	2008	2007	2008	2007

Copper
Highland Valley Copper	$270	$261	$189	$178	$192	$180
Antamina	190	162	147	114	152	122
Quebrada Blanca (Note 1)	171	-	72	-	62	-
Andacollo (Note 1)	45	-	18	-	22	-
Duck Pond (Note 1)	40	-	9	-	19	-
Corporate and other	-	-	-	-	(1)	(10)
	716	423	435	292	446	292

Zinc
Trail (including power sales)	441	486	64	120	76	132
Red Dog	170	246	87	146	103	160
Pend Oreille	17	16	2	(1)	4	4
Lennard Shelf (Note 2)	12	-	1	-	3	-
Corporate and other	11	10	1	-	4	(33)
Inter-segment sales	(78)	(106)	-	1	-	-
	573	652	155	266	190	263

Coal
Elk Valley Coal	221	234	15	64	26	72
Fording Canadian Coal Trust	-	-	-	-	3	3
	221	234	15	64	29	75
Gold
Pogo (Note 2)	32	-	6	-	13	-
Hemlo	29	31	3	(2)	6	5
Corporate and other	-	-	-	-	(16)	(14)
	61	31	9	(2)	3	(9)

Corporate	-	-	-	-	(42)	(37)

TOTAL	$1,571	$1,340	$614	$620	$626	$584

(1)	In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Results from these operations are effective from August 22, 2007.
(2)	Lennard Shelf and Pogo operations began commercial production starting April 1, 2007 and results from operations are included in earnings from that date.
(3)

EBITDA is our earnings before interest income and expense, income taxes and depreciation and amortization. Income taxes include the taxes in minority interests, equity earnings (loss), and earnings (loss) from discontinued operations.

7 Teck Cominco Limited 2008 First Quarter News Release

COPPER

Highland Valley Copper (97%)

Operating results on a 100% basis are summarized in the following table:

	Three months ended March 31
	2008	2007

Tonnes milled (000’s)	10,459	9,904

Copper
Grade (%)	0.31	0.41
Recovery (%)	83.1	92.2
Production (000’s tonnes)	26.6	37.1
Sales (000’s tonnes)	25.6	34.6

Molybdenum
Production (million pounds)	0.8	0.9
Sales (million pounds)	0.8	1.0

Cost of sales ($ millions)
Operating costs	$64	$66
Distribution costs	$7	$8

Operating profit ($ millions)	$189	$178

Highland Valley’s operating profit was $189 million in the first quarter compared to $178 million last year. Operating profit included positive pricing adjustments of $55 million compared with $5 million in the first quarter of 2007. Operating profits, before pricing adjustments, declined from a year ago due mainly to a 26% decline in copper sales volumes as a result of reduced production levels as described below. Stronger copper prices in the first quarter were partly offset by the effect of the stronger Canadian dollar.

Highland Valley’s mine life extension project is progressing as planned. During the current phase of the mining plan, a greater proportion of ore is being mined from the lower grade Lornex pit compared with 2007. Lornex ore accounted for 50% of the mill throughput in the first quarter compared with 4% in the same period last year. This resulted in a significant reduction in overall average ore grades to 0.31% in the first quarter compared with 0.41% last year. Mill recoveries were also lower in the first quarter as a high clay content in the area of the Lornex pit currently being mined significantly reduces copper recoveries. As a result, copper production declined by 28% to 26,600 tonnes in the first quarter compared with the same period last year.

Molybdenum revenues were $26 million in the first quarter compared with $29 million last year, as lower sales volumes were partly offset by higher prices. Prices increased and remained strong, averaging US$33 per pound in the first quarter compared with US$26 per pound last year.

8 Teck Cominco Limited 2008 First Quarter News Release

Antamina (22.5%)

Operating results on a 100% basis are summarized in the following table:

	Three months ended March 31
	2008	2007

Tonnes milled (000’s)
Copper-only ore	3,892	4,177
Copper-zinc ore	2,626	3,664
	6,518	7,841
Copper (Note 1)
Grade (%)	1.21	1.10
Recovery (%)	90.0	87.2
Production (000’s tonnes)	74.1	74.4
Sales (000’s tonnes)	62.7	75.4

Zinc (Note 1)
Grade (%)	3.60	2.42
Recovery (%)	88.4	84.5
Production (000’s tonnes)	77.6	72.2
Sales (000’s tonnes)	58.0	54.1

Molybdenum
Production (million pounds)	3.8	1.9
Sales (million pounds)	3.5	3.9

Cost of sales (US$ millions - 100%)
Operating costs	$85	$90
Distribution cost	$22	$19
Royalties and other costs (Note 2)	$53	$31

Our 22.5% share of operating profit ($ millions)	$147	$114

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty to the vendor of our interest in Antamina equivalent to 7.4% of cash flow distributed by the project.

Antamina’s operating profit, before positive pricing adjustments of $43 million, was $104 million in the first quarter, the same as the first quarter of 2007 before positive pricing adjustments of $10 million. Significantly higher copper prices were offset by a 17% decline in copper sales volumes and the effect of a stronger Canadian dollar. The reduced sales volumes were the result of delays in shipping due to poor weather in late March and the timing of sales.

The problems with the main grinding mill (SAG mill) that arose in the fourth quarter of 2007 continued into the first quarter of 2008, resulting in 11days of downtime in January. After various mitigation measures were undertaken to lessen the chance of further failures, including reducing the speed and voltage, the motor has operated without any major unplanned downtime since the latter part of January. As a result of the reduced SAG mill speed and downtime, mill throughput in the first quarter was 17% lower than the same period last year. Copper-only ore accounted for 60% of mill throughput compared with 53% last year. The current focus on the SAG mill is to optimize performance while maintaining the limit on voltage. Going forward, the condition of the motor will be closely monitored to determine if further mitigation measures and/or repairs are required.

Despite the SAG mill problems, production of copper and zinc in the first quarter remained similar to last year primarily due to higher ore grades and improved mill recoveries. The installation of a new pebble crusher was largely completed at the end of the first quarter and is expected to help increase throughput and recoveries after commissioning early in the second quarter.

Operating costs declined in the first quarter reflecting the lower sales volumes, however, royalty costs increased in the first quarter compared with the same period last year due to the higher operating profits.

9 Teck Cominco Limited 2008 First Quarter News Release

Quebrada Blanca (76.5%)

Operating results on a 100% basis are summarized in the following table:

Three months ended March 31
2008
Tonnes placed (000’s)
Heap leach ore	1,669
Dump leach ore	2,500
4,169
Grade (TCu%) (Note 1)
Heap leach ore	1.21
Dump leach ore	0.64

Production (000’s tonnes)
Heap leach ore	15.5
Dump leach ore	5.4
20.9

Sales (000’s tonnes)	19.9

Cost of sales (US$ million – 100%)
Operating	$53
Inventory adjustments	$23
Distribution	$2

Operating profit ($ millions) (Note 2)	$72

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the minority interests’ 23.5% share of Quebrada Blanca.

Quebrada Blanca’s operating profit was $72 million in the first quarter after deducting $23 million in respect of inventory revaluations to fair value on acquisition. This revaluation established a higher value for copper inventories based on market prices at the date of acquisition. During the quarter positive pricing adjustments totalled $11 million.

Copper production was slightly above expected levels at 20,900 tonnes, while sales volumes of 19,900 tonnes were lower than production due to the timing of shipments.

The drilling program on Quebrada Blanca’s 1.03 billion tonne hypogene resource continued during the quarter with approximately 3,700 metres drilled with one drill rig. Four additional rigs are scheduled to be mobilized in the second quarter. The current 25,000 to 30,000 metre definition drill program and a 10,000 metre exploration program are expected to be completed in the fourth quarter of 2008. Results received to date on this work are encouraging and additional engineering studies are also being conducted. We expect this work will result in an increase in the size of the resource in anticipation of the feasibility study.

10 Teck Cominco Limited 2008 First Quarter News Release

Carmen de Andacollo (90%)

Operating results on a 100% basis are summarized in the following table:

Three months ended March 31
2008
Tonnes Placed (000’s)
Heap leach ore	894
Dump leach ore	215
1,109
Grade (TCu%) (Note 1)
Heap leach ore	0.63
Dump leach ore	0.24

Production (000’s tonnes)
Heap leach	3.8
Dump leach	1.4

5.2

Sales (000’s tonnes)	5.3

Cost of sales (US$ million – 100%)
Operating	$12
Inventory adjustments	$6
Distribution	$1

Operating profit ($ millions) (Note 2)	$18

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the minority interests’ 10% share of Andacollo.

Andacollo’s operating profit was $18 million in the first quarter after deducting $6 million in respect of inventory revaluations to fair value on the acquisition of the mine. During the quarter positive pricing adjustments totalled $2 million. Copper production was 5,200 tonnes in the first quarter and similar to expected levels.

The development of Andacollo’s hypogene deposit beneath the supergene deposit, which is currently being mined, is progressing as expected with production start up scheduled for 2010. The development consists primarily of the construction of a concentrator and tailings facility and is expected to produce 81,000 tonnes (178 million pounds) of copper and 66,000 ounces of gold in concentrate annually over the first 10 years of the project.

Detailed engineering on the hypogene project is approximately 95% complete. Mass earthworks for the process facilities are complete and concrete work has commenced. The starter dam for initial tailings placement is also complete. The capital cost estimate for the project is US$380 million using a US$1 = 535 Chilean pesos exchange rate. The capital cost estimate is currently being reviewed due primarily to the strengthening of the Chilean peso resulting in a current exchange rate of approximately US$1 = 435 Chilean pesos.

11 Teck Cominco Limited 2008 First Quarter News Release

Duck Pond (100%)

Duck Pond’s operating profit was $9 million in the first quarter, including $4 million of positive pricing adjustments. Copper and zinc production was 2,500 tonnes and 4,400 tonnes respectively in the first quarter and was lower than expected due to lower ore grades resulting from stope sequencing and lower ore production due to insufficient stope development. In addition, mill recovery rates were lower than expected as the mill is still being optimized.

Sales volumes exceeded production volumes with sales of 4,200 tonnes of copper and 5,500 tonnes of zinc sold in the first quarter.

Development Projects

Petaquilla

Work is continuing on the Front End Engineering and Design (FEED) study for the Petaquilla copper project in Panama and a review team is currently studying opportunities to reduce capital costs and enhance project economics. Several possible opportunities have been identified in the area of the grinding circuit, power supply and port infrastructure, but further work and analysis is required before any conclusions can be made.

In March 2008, we exercised our right to acquire a 26% interest in Minera Petaquilla S.A. (MPSA), the entity that holds the Petaquilla concession, by committing to participate in development work plans and budgets. We and Inmet Mining Corporation (Inmet), which holds a 48% equity interest in MPSA have agreed that, on an interim basis, Inmet will provide personnel to the operator of the project and will fund project expenditures on our behalf. We had been funding 100% of FEED costs to date. No later than September 30, 2009, we must elect either to resume our participation in the project by reimbursing Inmet for amounts funded on our behalf or to sell our interest.

Galore Creek

At Galore Creek, our efforts have focused on demobilizing the project and placing the work areas on care and maintenance. Studies aimed at re-evaluating and optimizing the project to determine whether it can become a viable operating mine are well underway. We hope to identify an alternative development strategy in 2008 and advance the project to feasibility within the next 12 to 18 months. Re-permitting, if required, could take additional time before a construction decision could be made. There can be no assurance that this work will result in a commercially viable project, or that a future write-down of our investment will not be required.

Relincho

In April, we entered into an agreement to acquire the Relincho copper project in Chile by way of a plan of arrangement involving Global Copper Corp., the owner of the project. Under the plan of arrangement, Global shareholders will receive $12.00 or 0.26667 of a Teck Class B subordinate voting share for each Global common share, subject to pro-ration. At full pro-ration, Global shareholders would receive $3.00 in cash and 0.2 of a Class B share per Global Copper common share. If the market price of our Class B shares at closing is less than $45.00 per share, we will pay additional consideration, either in cash or Class B shares at our option, such that the consideration payable for each Global share has a value of $12.00. If at closing the market price of our Class B shares exceeds $55.00, the number of Class B shares to be issued will be reduced so that the value of the consideration per Global share does not exceed $14.00.

12 Teck Cominco Limited 2008 First Quarter News Release

The Relincho project is located in Chile approximately 660 kilometres north of Santiago. It consists of a large Andean style copper/molybdenum porphyry system and based on Global Copper’s published resource estimate, is expected to increase our measured and indicated copper resources by approximately 25% on a contained copper basis.

In addition to cash and our Class B shares, Global shareholders will also receive a share in a new public company, which will receive $10 million in cash on closing out of funds of Global Copper, all of the assets and liabilities of Global Copper other than those related to the Relincho project, and a 1.5% net smelter return royalty in respect of the Relincho project, payable commencing in the fifth year after the start of commercial production.

The transaction values the Relincho project at $415 million. Assuming the transaction closes under the terms of the plan of arrangement, we expect to issue approximately 6.9 million Class B shares and pay approximately $104 million in cash to Global’s shareholders.

The transaction is expected to close in the third quarter of 2008 and is subject to customary conditions, including approval by Global shareholders and the receipt of any necessary regulatory approvals.

ZINC

Trail (100%)

Operating results on a 100% basis are summarized in the following table:

	Three months ended March 31
	2008	2007

Metal production
Zinc (000’s tonnes)	73.7	74.7
Lead (000’s tonnes)	25.6	21.5

Metal sales
Zinc (000’s tonnes)	73.0	66.0
Lead (000’s tonnes)	23.7	19.7

Power
Surplus power sold (GW.h)	189	248
Power price (US$/megawatt hr)	$75	$48

Cost of sales ($ millions)
Concentrates	$254	$250
Operating costs	$86	$82
Distribution costs	$25	$22

Operating profit ($ millions)
Metal operations	$55	$110
Power sales	$9	$10
	$64	$120

Operating profit from Trail metal operations declined to $55 millionin the first quarter from $110 million in the same period last year due mainly to lower zinc prices and the effect of the stronger Canadian dollar. Partly offsetting these items was an increase in sales volumes for zinc and lead and higher prices for lead, fertilizer products and specialty metals.

13 Teck Cominco Limited 2008 First Quarter News Release

Refined zinc production in the first quarter was similar to last year at 73,700 tonnes. Refined lead production increased by 19% to 25,600 tonnes due to very good smelter performance. Production in the first quarter of 2007 was affected by a maintenance shutdown.

Operating profit from surplus power sales in the first quarter of $9 million was similar to a year ago. Power prices were strong in the first quarter and averaged US$75 per megawatt hour compared with US$48 per megawatt hour in the same period last year. The higher price was offset by a stronger Canadian dollar and lower power sales volumes as a result of advancing some scheduled maintenanceand the timing of sales.

Upper Columbia River Basin (Lake Roosevelt)

The litigation concerning historic discharges by Teck Cominco Metals Ltd. of smelter slag into the Upper Columbia River continues.

Following the denial of our petition for review by the U.S. Supreme Court in January 2008, the Lake Roosevelt litigation has reverted to the Federal District Court for Eastern Washington and hearings have not yet been scheduled. Teck Cominco Metals Ltd. (TCML) will raise the defenses set out in its petition to the Supreme Court and continue to vigorously defend against the claims. Depending upon the decisions of the District Court, further appeals are expected.

There can be no assurance that TCML will ultimately be successful in its defense of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material. Until an assessment of the plaintiffs’ claims for natural resource damages has been completed, it is not possible to estimate the extent of such damages. The plaintiffs’ claims for response costs, which must be consistent with the U.S. National Contingency Plan and proven at trial, are not expected to be material. We believe that many of the plaintiffs’ claims that were based on the U.S. EPA order were mooted by the Agreement and withdrawal of the related enforcement order by the EPA. Any costs, penalties or damages that may be awarded in the first phase of the trial are not expected to be material.

14 Teck Cominco Limited 2008 First Quarter News Release

Red Dog (100%)

Operating results on a 100% basis are summarized in the following table:

	Three months ended March 31
	2008	2007

Tonnes milled (000’s)	775	890

Zinc
Grade (%)	21.3	19.6
Recovery (%)	83.8	83.0
Production (000’s tonnes)	138.5	144.7
Sales (000’s tonnes)	103.4	134.9

Lead
Grade (%)	7.2	5.7
Recovery (%)	63.5	64.1
Production (000’s tonnes)	35.5	32.5
Sales (000’s tonnes)	-	6.7

Cost of sales (US$ millions)
Operating costs	$20	$35
Distribution costs	$18	$21
Royalties (NANA and State)	$29	$14

Operating profit ($ millions)	$87	$146

Red Dog’s operating profit, before pricing adjustments, was $82 millionin the first quarter compared with $183 million in the same period last year. Positive pricing adjustments of $5 million were recorded in the first quarter compared with negative pricing adjustments of $37 million in the first quarter of 2007. The decline in operating profit was due mainly to lower zinc prices, a decline in sales volumes and an increase in the NANA royalty rate. The NANA royalty charge in the first quarter was $25 million compared with $10 million expensed under the previous advance royalty regime in 2007.

Zinc sales volumes of 103,400 tonnes in the first quarter were 31,500 tonnes, or 23% lower than the same period last year. Sales in the first quarter of 2007 were unusually high due to shipping delays in 2006 which had shifted some sales into the first quarter of 2007.

Mill throughput in the first quarter decreased by 13% due to high lead grades which restricted throughput and to slowing of the mill feed rate due to frozen ore. Higher zinc grades in the quarter mainly offset the lower throughput resulting in zinc production being 4% lower than the same period last year. Lead production increased by 9% to 35,500 tonnes compared with the same period last year, due to significantly higher lead grades in the quarter.

At March 31, 2008, we had 136,000 tonnes of zinc in concentrate and 3,000 tonnes of lead in concentrate available for sale from the 2007 shipping season, excluding production inventory at the site.

We continue to work towards the approval of a Supplemental Environmental Impact Statement (SEIS) of the Aqqaluk deposit, the next ore body scheduled to be developed by Red Dog.

We are working with NANA and the EPA to ensure that the mine can discharge sufficient water to maintain a reasonable water balance in the tailings impoundment under its existing water discharge permit. However, there can be no assurance that past and ongoing violations of the existing permit will not result in other civil claims or appeals that could delay the mining of Aqqaluk beyond 2010.

15 Teck Cominco Limited 2008 First Quarter News Release

Organized opposition towards a proposed mine in Alaska has sponsored initiatives that may appear on the ballot at the State Primary Election in August that have created a public debate in the State on issues related to water management. We are monitoring this initiative to determine the impact, if any, on Red Dog and together with other companies in Alaska are actively working to ensure that the consequences of passing these ballot initiatives are fully explained to the public.

Other Zinc Mines

Operating profit from our 100% owned Pend Oreille mine was $2 million in the first quarter compared with an operating loss of $1 million in the first quarter of 2007. Zinc production was at expected levels at 8,600 tonnes in the first quarter compared with 6,100 tonnes in the same period last year. Larger stopes and improved productivity account for the increased production.

Our 50% share of Lennard Shelf’s operating profit was $1 million in the first quarter with the mine producing 11,500 tonnes of zinc and 3,800 tonnes of lead. An initial review of the life-of-mine plan has been completed, which indicates mine closure in the fourth quarter of 2009 at current metal prices. Despite successfully establishing production in new mining areas, mined zinc grades remained below reserve grade in the first quarter. Grade optimization and cost reduction efforts are continuing. Market conditions, operating costs and the performance of the mine will be closely monitored going forward and the mine life will be adjusted accordingly.

COAL

Elk Valley Coal Partnership (40% direct; 52% direct and indirect)

The average realized coal price in the quarter was $96 per tonne (US$96) compared with $123 per tonne (US$105) in the first quarter of 2007 reflecting lower US dollar prices for the coal year of April 1, 2007 through March 31, 2008 and the effects of the stronger Canadian dollar.

Operating results on a 100% basis are summarized in the following table:

	Three months ended March 31
	2008	2007

Production (000’s tonnes)	5,892	5,114

Sales (000’s tonnes)	5,758	4,731

Average sale price
US$/tonne	$96	$105
C$/tonne	$96	$123

Operating expenses (C$/tonne)
Cost of product sold	$48	$47
Transportation	$37	$38

Our 40% share of operating profit ($ millions)	$15	$64

Our 40% share of Elk Valley Coal’s operating profit in the first quarter declined significantly to $15 million compared with $64 million in 2007 due mainly to a lower US dollar coal price combined with the effect of the strengthened Canadian dollar. This was partially offset by higher sales volumes.

Coal production in the first quarter of 2008 was similar to expected levels at 5.9 million tonnes, but significantly higher than a year ago as adverse weather conditions curtailed production and affected rail performance in the first quarter of 2007. Coal sales of 5.8 million tonnes in the first quarter were 1.0

16 Teck Cominco Limited 2008 First Quarter News Release

million tonnes higher than a year ago. There were fewer weather related transportation problems in the first quarter of 2008, although rail performance fell short of our requirements and coal inventories at the ports remain at very low levels.

Average US dollar coal prices decreased 9% to US$96 per tonne in the first quarter reflecting the lower 2007 coal year contract prices. Combined with the significantly stronger Canadian dollar, our average realized Canadian dollar coal prices decreased by 22% to C$96 per tonne in the first quarter.

The unit cost of product sold increased slightly to $48 per tonne compared with $47 per tonne for the first quarter of 2007. Unit costs in 2007 were unusually high relative to mining input costs at that time due to unplanned shutdowns and reduced production caused by weather-related rail transportation problems. Since then, significant inflation in mining input costs, including a dramatic increase in the price of diesel fuel, has increased unit cost of product sold to a level that is comparable to the unusually high costs experienced in the first quarter of 2007. For the remainder of 2008, unit cost of product sold is expected to be significantly higher than the comparative quarters in 2007.

Unit transportation costs of $37 per tonne were 2% lower than the first quarter of 2007. Contractual rail rates were lower in the first quarter of 2008 due to lower US dollar selling prices for the 2007 coal year that commenced April 1, 2007 and contractual port rates decreased due to lower Canadian dollar selling prices. The effects of lower rail and port rates were partially offset by higher ocean freight costs for those sales made by Elk Valley Coal inclusive of ocean freight.

GOLD

Pogo (40%)

Operating results on a 100% basis are summarized in the following table:

	Three months ended March 31
	2008	2007

Tonnes milled (000’s)	192	106
Grade (grams/tonne)	15.8	15.4
Mill recovery (%)	85.5	84.9
Production (000’s ounces)	83	44
Sales (000’s ounces)	87	35
Cash operating cost per ounce (US$)	$546	$-
Our 40% share of operating profit ($ millions)	$6	$-

(1)	Operating results prior to April 1, 2007 the date the operation achieved commercial production were capitalized as start-up costs.

Pogo’s gold production of 83,200 ounces represents an 87% improvement over the first quarter of 2007. Production in the first quarter of 2007 was substantially impacted by the limited tailings filtration capacity before the third Larox filter was installed and the effects of the October 2006 electrical incident. Gold production in the first quarter of 2008 was slightly higher than the fourth quarter of 2007, but remains below expectations due to varying ore characteristics that impacted recoveries and lower mill throughput rates. Automation of the flotation circuit was completed in the first quarter and commissioning is underway. Reliability of certain unit operations in the process plant continued to limit mill throughput, however recent efforts to improve equipment reliability helped the operation achieve record mill on-line time of 91.3% in the quarter.

17 Teck Cominco Limited 2008 First Quarter News Release

Operating costs are expected to improve slightly as the year progresses, but will remain high over 2008 and 2009 due to the large number of optimization projects and the need to develop and better define additional areas underground to sustain planned production levels.

Gold sales in the first quarter of 86,600 ounces were higher than production due to the timing of shipments and recent efforts to reduce in-process inventories, and the average realized gold price was US$919 per ounce in the quarter. Our target for gold production for the year is 340,000 ounces, which is the lower end of our previous guidance. This target assumes improvements to recoveries and reliability beyond levels achieved to date as well as improvements to mining efficiency by incorporating additional information into the planning processes with further definition drilling. In the absence of these improvements, gold production could be lower. Our share of Pogo’s operating profit was $6 million in the quarter.

Hemlo Mines (50%)

Operating results on a 100% basis are summarized in the following table:

	Three months ended March 31
	2008	2007

Tonnes milled (000’s)	675	717
Grade (grams/tonne)	3.0	3.6
Mill recovery (%)	94.2	93.7
Production (000’s ounces)	61	78
Sales (000’s ounces)	63	81
Cash operating cost per ounce (US$)	$697	$541
Our 50% share of operating profit (loss) ($ millions)	$3	$(2)

Our 50% share of Hemlo’s operating profit was $3 million in the first quarter compared with an operating loss of $2 million in 2007. The improved results were due to significantly higher gold prices, partly offset by lower production levels. The average realized gold price in the first quarter was US$919 per ounce compared with US$647 per ounce in 2007, partly offset by the stronger Canadian dollar.

Gold production of 61,200 ounces was similar to plan but 22% lower than last year due to lower mill throughput and feed grades. Current production tonnage from both the David Bell and Williams underground mines is less than past years as various high grade sections of the mine have been depleted and a greater percentage of mill feed is coming from the lower grade open pit in 2008.

Cost cutting measures implemented in late 2007 helped to reduce total operating costs by 11% in the first quarter. Cash operating costs in the first quarter 2008 increased to C$700 (US$697) per ounce compared with C$632 (US$541) per ounce in the first quarter of 2007 mainly due tothe decline in ounces produced. Cash operating costs are expected to decline slightly for the remainder of the year as the full effects of recent cost reduction measures are realized.

ENERGY

At our Fort Hills oils sands project work continues with the front end engineering and design stage of project development, which is expected to be completed in the third quarter of 2008.  The regulatory hearing on the Sturgeon upgrader is scheduled for late June/early July.  As a result, the Partnership’s investment decision on proceeding with the project is expected to occur in the fourth quarter of 2008 after we have assessed the regulatory requirements of the project. We still expect to stay on schedule, with the mine starting up in late 2011 and the upgrader in 2012.

18 Teck Cominco Limited 2008 First Quarter News Release

In March 2008, a Public Disclosure Document was released describing preliminary development plans for two new oil sands mines for certain of the leases that we jointly own with UTS Energy Corporation. The Equinox oil sands mine, which we formerly referred to as Lease 14, is located immediately west of the Fort Hills project and the Frontier mine, which includes Lease 311, is approximately 10 kilometres north of the Equinox project. The filing of the Public Disclosure Document begins the formal regulatory process for the two projects.

In January of 2008, the government of Alberta announced a plan to reduce carbon emissions to 14% below 2005 levels by 2050 and major emitters are required to reduce emission intensity at a rate of 12% per year. For new construction projects, the plan is applicable three years after start up.  We are reviewing the affects that this legislation will have on our oils sands projects.

COSTS AND EXPENSES

Administration expense was $30 million in the first quarter compared with $22 million in 2007. The increase was due to higher stock-based compensation, which is linked to the increase in our share price.

Interest expense of $20 million in the quarter was slightly lower than $22 million a year earlier, due to the weaker US dollar in which most of our debt is denominated.

Other expense, net of other income, was $2 million in the quarter compared with $54 million of other income in the same period last year. The decrease was due to a decline of interest income from $65 million in 2007 to $12 million in 2008, as cash balances were lower due to the acquisition of Aur Resources in August of last year.

Income and resource taxes for the quarter were $174 million, or 32.5% of pre-tax earnings, which is slightly higher than the Canadian statutory tax rate. The effect of mining taxes in Canada was partially offset by depletion allowances in other jurisdictions. The expense also reflects the effect of a decrease in the provincial income tax rate in British Columbia, which resulted in a reduction of future income taxes totalling $11 million.

Minority interests expense was $27 million in the first quarter compared with $5 million last year, with the increase due to our acquisition of Quebrada Blanca and Andacollo as part of our purchase of Aur Resources in August of 2007.

Equity earnings

We recorded equity earnings on our investment in the Fording Canadian Coal Trust of $2 million, the same as last year. Lower earnings from the Trust due to lower coal prices offset our increased interest in the Trust, which rose to 19.95% from 8.7% in September, 2007. Mine construction was suspended at the Galore Creek project in the fourth quarter of 2007 due to escalating costs. As a result of the suspension, we accrued an equity loss of $33 million in the fourth quarter of 2007 for our share of the demobilization costs of the project. In the first quarter of 2008, the demobilization costs were reassessed and revised downward resulting in $7 million of equity earnings in the quarter.

Discontinued operations

Our earnings from discontinued operations relate to a price participation provision in the agreement to sell the Cajamarquilla zinc refinery in 2004. We are entitled to additional consideration of US$365,000 for each US$0.01 by which the average annual price of zinc exceeds US$0.454 per pound. This zinc price participation expires at the end of 2009. Accordingly, we have recorded a contingent receivable for

19 Teck Cominco Limited 2008 First Quarter News Release

outstanding amounts due under this agreement, which is valued based on zinc forward curve in effect at the end of each quarter. In the first quarter of 2008, the Canadian dollar zinc price increased just over 1% resulting in a positive $3 million ($2million after-tax) mark-to-market increase in the receivable. In the first quarter of 2007, the zinc price declined by approximately 25% resulting in a $36 million ($30 million after-tax) decrease in the receivable.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations was $233 million in the first quarter compared with $152 million in the same period last year.

Expenditures on property, plant and equipment were $132million in the first quarter and included $61 million on sustaining capital and $71 million on development projects. The largest components of sustaining expenditures were the upgrade of equipment at Elk Valley Coal and other sites. Development expenditures included $38million for preparatory stripping and capital equipment for Highland Valley Copper’s mine life extension project and $28 million on the development of the hypogene deposit at Andacollo.

Investments in the first quarter totalled $203 million and included $63 million of funding for the Fort Hills oil sands project and $46 million in funding to the Galore Creek Partnership.

Our cash position declined from $1.4 billion to $1.1 billion in early January as a result of our dividend payment, income tax and royalty payments and remained at approximately $1.1 billion thereafter. The scheduled debt repayment amount of $31 million in the quarter related to the US$90 million debenture we assumed on the acquisition of Aur Resources. The US dollar strengthened from December, 2007 resulting in a $61 million revaluation increase of our US dollar denominated debt balances. As a result, our long term-debt balances increased slightly from December, 2007 and were approximately $1.5 billion at March 31, 2008.

At March 31, 2008, we had bank credit facilities aggregating $1.3 billion, 84% of which matures in 2012 and beyond. Our unused credit lines under these facilities after draw downs and letters of credit amounted to $1.0 billion. Our senior unsecured debt is rated Baa1 by Moody’s Investor Services, BBB by Standard and Poor’s and BBB (high) by Dominion Bond Rating Service.

In the first quarter of 2008, we received regulatory approval to conduct a normal course issuer bid for our Class B subordinate voting shares to replace our previous program that expired on February 21, 2008. The new program allows us to purchase up to 40 million shares between March 11, 2008 and March 10, 2009. The actual number of shares to be purchased and the timing of any such purchases will be determined by us from time to time as market conditions warrant. To date, no shares have been purchased under this program. In 2007, we purchased and cancelled 13.1 million Class B shares under our previous share buy-back program.

20 Teck Cominco Limited 2008 First Quarter News Release

COMPREHENSIVE INCOME

The most significant components of other comprehensive income are the unrealized mark-to-market gains on our portfolio of marketable securities and currency translation adjustments on self-sustaining foreign subsidiaries. Our marketable securities consist primarily of investments in publicly traded companies with whom we partner in exploration or development projects. These gains are held in Accumulated Other Comprehensive Income, net of taxes until they are realized, at which time they are included in regular earnings.

OUTLOOK

The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this Management’s Discussion and Analysis.

At March 31, 2008, outstanding receivables included 111 million pounds of copper provisionally valued at an average of US$3.83 per pound, 149 millionpounds of zinc valued at an average of US$1.05per pound. There were no outstanding lead receivables at March 31, 2008. Final price adjustments on these outstanding receivables will increase or decrease our revenue in subsequent quarters depending on metal prices at the time of settlement.

Current copper, gold and lead prices are approximately 20%, 35% and 10% higher than 2007 average prices respectively and we are expecting significant increase in coal prices.The zinc price is approximately 30% lower than the 2007 average prices.

For the 2008 calendar year, Elk Valley Coal’s sales volumes are expected to be in the range of 23 to 25 million tonnes. Elk Valley Coal is dependent on rail service in order to deliver its product to its customers. The frequency and timeliness of rail shipments during the first quarter of 2008 fell short of Elk Valley Coal’s requirements. Coal inventories at the Vancouver ports remain low while inventories at the mine sites are high. This has led to reduced plant production at certain mine sites where on-site coal storage had reached capacity. If rail shipments do not increase to the level required by Elk Valley Coal’s business for the remainder of 2008, it will continue to adversely affect production and sales levels and could lead to unscheduled plant shutdowns, which could increase unit cost of product sold and vessel demurrage costs.

Elk Valley Coal has completed negotiations for more than half of its anticipated coal sales for the 2008 coal year commencing April 1, 2008 with its highest quality coal products being priced at or above US$300 per tonne. If the remainder of the contracts are settled on similar terms, taking into account all ranges of coal products, including thermal and PCI coals, and including the impact of carryover tonnage from the 2007 coal year, the average coal price for the 2008 calendar year is forecast to be in the range of US$195 to US$205 per tonne. Based on these prices, transportation costs for the 2008 calendar year are expected to be in the range of $42 to $44 per tonne. The substantial increase in coal prices over the 2007 coal year reflects the extreme tightness in the metallurgical coal market.  Changes in economic conditions, especially in the US, China or India, or in the global supply of metallurgical coal could cause a decrease in prices for the 2009 coal year.

Based on the information above, and depending on commodity prices and the US/Canadian dollar exchange rate, we expect that our earnings will be stronger in the second half of the year than the first half of the year. This is due mainly to Red Dog’s sales volumes generally being higher in the latter half of the year due to the short shipping window and to expected increases in metallurgical coal prices. Our 2008 capital expenditures are expected to be approximately $840 million, including $465 million of sustaining capital expenditures, $285 million on development projects and $90 million for our share of the

21 Teck Cominco Limited 2008 First Quarter News Release

various oil sands properties that we jointly own with UTS Energy Corporation. We also expect to spend approximately $760 million on our share of costs for the Fort Hills oil sands project and $20 million in engineering studies for the Galore Creek project.

In February, the government of British Columbia expressed its intention to introduce legislation to implement a carbon tax on virtually all fossil fuels effective July 1, 2008. The tax will be imposed on fossil fuels used in BC and is to be based on a $10 per tonne of CO2-emission equivalent, increasing by $5 per tonne each year until it reaches $30 per tonne in 2012. Based on our recent historical fuel use figures, we expect to pay carbon tax (including in respect of our 52% direct and indirect ownership portion of Elk Valley Coal) of approximately $5 million for 2008, increasing to approximately $26 million per year by 2012. The primary drivers of our expected carbon tax cost are the use of coal, diesel fuel and natural gas.

The BC government has also expressed its intention to implement a cap and trade mechanism to further reduce greenhouse gas emissions. However, it has indicated that the carbon tax and the cap and trade system will be integrated to avoid double taxation. We will monitor this issue as legislation is developed.

ADOPTION OF NEW ACCOUNTING STANDARDS

Inventories, Section 3031

In June 2007, the Canadian Institute of Chartered Accountants (CICA) issued section 3031, “Inventories,” to replace existing section 3030. The new section, which was effective January 1, 2008, establishes standards for the measurement and disclosure of inventories. The application of this section did not have a significant impact on the company’s financial statements.

Goodwill and intangible assets, Section 3064

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets,” which replaces Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for us beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period,” will be withdrawn. This will result in a change to our accounting for the start up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. We are currently assessing the impact on our financial statements.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, fixed price forward metal sales contracts, settlements receivable and price participation payments on the sale of the Cajamarquilla zinc refinery. The Cajamarquilla price participation payments are economically similar to a fixed price forward purchase of zinc. The financial instruments and derivatives are all recorded at fair values on the company’s balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

22 Teck Cominco Limited 2008 First Quarter News Release

The following table sets out the after-tax effect of financial instruments on our net earnings for the period:

	Three months ended March 31
	2008	2007
Price adjustments
On prior quarter sales	$50	$(53)
On current quarter sales	24	39

	74	(14)
Other Financial Instruments
Derivatives gains (losses)	(2)	(1)
Cajamarquilla sale price participation (discontinued operations)	2	(30)

Total	$74	$(45)

QUARTERLY EARNINGS AND CASH FLOW

($ in millions, except for share data)	2008	2007				2006

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$1,571	$1,538	$1,932	$1,561	$1,340	$2,088	$1,632	$1,546	$1,273

Operating profit	614	460	894	764	620	1,167	876	894	624

EBITDA	626	427	834	770	584	1,281	874	946	728

Net earnings	345	280	490	485	360	866	504	613	448

Earnings per share	$0.78	$0.64	$1.15	$1.14	$0.83	$ 2.01	$ 1.17	$ 1.48	$ 1.09

Cash flow from continuing operations	233	560	814	193	152	1,170	764	600	371

OUTSTANDING SHARE DATA

As at April 18, 2008 there were 432,865,356 Class B subordinate voting shares and 9,353,490 Class A common shares outstanding. In addition, there were 4,959,555 director and employee stock options outstanding with exercise prices ranging between $3.20 and $43.74 per share. More information on these instruments and the terms of their conversion is set out in Note 16 of our 2007 year end financial statements.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

23 Teck Cominco Limited 2008 First Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This document contains certain forward-looking information. This forward-looking information, principally under the heading “Outlook”, but also elsewhere in this document, includes estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the size and quality of the company’s mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, The settlement of coal contracts with customers, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31st 2007, filed on SEDAR and on EDGAR under cover of Form 40F.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q1/2008 financial results on Tuesday, April 22, 2008 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company’s website at www.teckcominco.com . The webcast is also available at www.earnings.com. The webcast will be archived at www.teckcominco.com .

24 Teck Cominco Limited 2008 First Quarter News Release

Teck Cominco Limited

Consolidated Statements of Earnings

(Unaudited)

	Three months ended March 31
(Cdn $ in millions, except per share data)	2008	2007

Revenues	$1,571	$1,340

Operating expenses	(849)	(656)

Depreciation and amortization	(108)	(64)

Operating profit	614	620

Other expenses
General and administration	(30)	(22)
Interest on long-term debt	(20)	(22)
Exploration	(19)	(20)
Research and development	(8)	(6)
Other income (expense) (Note 8)	(2)	54

Earnings before the undernoted items	535	604

Provision for income and resource taxes	(174)	(211)

Minority interests	(27)	(5)

Equity earnings	9	2

Net earnings from continuing operations	343	390

Net earnings (loss) from discontinued operations	2	(30)

Net earnings	$345	$360

Earnings per share

Basic	$0.78	$0.83

Basic from continuing operations	$0.78	$0.90

Diluted	$0.78	$0.83

Diluted from continuing operations	$0.77	$0.90

Weighted average shares outstanding (millions)	442.0	430.8

Shares outstanding at end of period (millions)	442.2	428.0

The accompanying notes are an integral part of these financial statements.

25 Teck Cominco Limited 2008 First Quarter News Release

Teck Cominco Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31
(Cdn $ in millions)	2008	2007

Operating activities
Net earnings from continuing operations	$343	$390
Items not affecting cash
Depreciation and amortization	108	64
Future income and resource taxes	7	(19)
Equity (earnings) loss	6	5
Minority interests	27	5
Gain on sale of investments and assets	(1)	(5)
Other	17	1

	507	441
Net change in non-cash working capital items	(274)	(289)

	233	152

Financing activities
Repayment of long-term debt	(31)	-
Issuance of Class B subordinate voting shares	2	4
Purchase and cancellation of Class B subordinate voting shares	-	(161)
Dividends paid	(221)	(216)
Redemption of exchangeable debentures	-	(98)

	(250)	(471)

Investing activities
Property, plant and equipment	(132)	(119)
Investments and other assets	(203)	(181)
Proceeds from sale of investments and assets	2	13
Decrease (increase) in temporary investments	-	(590)
Cash held in trust	-	98

	(333)	(779)

Effect of exchange rate changes on cash and cash equivalents held in U.S. dollars	(36)	(31)

Increase (decrease) in cash and cash equivalents from continuing operations	(386)	(1,129)

Cash received from discontinued operations	38	36

Increase (decrease) in cash and cash equivalents	(348)	(1,093)

Cash and cash equivalents at beginning of period	1,408	5,054

Cash and cash equivalents at end of period	$1,060	$3,961

The accompanying notes are an integral part of these financial statements.

26 Teck Cominco Limited 2008 First Quarter News Release

Teck Cominco Limited

Consolidated Balance Sheets

(Unaudited)

	March 31	December 31
(Cdn $ in millions)	2008	2007

ASSETS

Current assets
Cash and cash equivalents	$1,060	$1,408
Accounts and settlements receivable	765	593
Inventories	967	1,004

	2,792	3,005

Investments (Note 4)	1,664	1,506

Property, plant and equipment	8,026	7,807

Other assets (Note 5)	572	592

Goodwill (Note 3)	752	663

	$13,806	$13,573

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$871	$1,017
Dividends payable	-	221
Current portion of long-term debt	32	31

	903	1,269

Long-term debt	1,521	1,492

Other liabilities (Note 6)	996	994
Future income and resource taxes	2,121	2,007

Minority interests	102	92

Shareholders' equity (Note 10(a))	8,163	7,719

	$13,806	$13,573

Contingencies (Note 13)
Subsequent event (Note 16)

The accompanying notes are an integral part of these financial statements.

27 Teck Cominco Limited 2008 First Quarter News Release

Teck Cominco Limited

Consolidated Statements of Retained Earnings

(Unaudited)

	Three Months Ended March 31
(Cdn $ in millions)	2008	2007

Retained earnings at beginning of period	$5,038	$4,337

Net earnings	345	360

Class B subordinate voting shares repurchased (Note 10(c))	-	(133)

Retained earnings at end of period	$5,383	$4,564

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three Months Ended March 31
(Cdn $ in millions)	2008	2007

Net earnings	$345	$360

Other comprehensive income (loss) in the period
Currency translation adjustment
Unrealized gains (losses)	86	(23)
Exchange differences on debt designated as hedge of self sustaining foreign subsidiaries	49	(3)
	135	(26)

Available-for-sale instruments
Unrealized gains (losses) (net of taxes of $6 and $1)	(43)	3
Losses reclassified to net earnings on realization (net of tax of $nil and $nil)	-	(1)

	(43)	2

Derivatives designated as cash flow hedges
Losses reclassified to net earnings on realization (net of tax of $1 and $1)	3	2

Total other comprehensive income (loss) (Note 11)	95	(22)

Comprehensive income	$440	$338

The accompanying notes are an integral part of these financial statements.

28 Teck Cominco Limited 2008 First Quarter News Release

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PRESENTATION

Our interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. Our statements follow the same accounting policies and methods of application as our most recent annual financial statements, except as described in Note 2. Accordingly, they should be read in conjunction with our most recent annual financial statements. All dollar amounts are disclosed in Canadian currency unless otherwise noted.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.	ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS
(a)	Inventories, Section 3031

Effective January 1 2008, we adopted the new Canadian Institute of Chartered Accountants (CICA) handbook Section 3031, “Inventories.” This section replaces the existing Section 3030 and establishes more prescriptive standards for the measurement and disclosure of inventories. The adoption of this standard did not have an impact on our financial statements.

(b)	Goodwill and intangible assets, Section 3064

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets,” which replaces Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for us beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period,” will be withdrawn. This will result in a change to our accounting for the start up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. We are currently assessing the impact on our financial statements.

3.	ACQUISITIONS
(a)	Aur Resources Inc.

In the third quarter of 2007, we acquired 100% of the outstanding common shares of Aur Resources Inc. Aur owned interests in three operating mines, the Quebrada Blanca (76.5%) and Andacollo (90%) copper mines located in Chile and the Duck Pond (100%) copper-zinc mine located in Newfoundland, Canada.

We accounted for the acquisition of Aur using the purchase method. Aur’s results of operations are included in our consolidated financial statements from August 22, 2007. The purchase cost of $4,054 million was funded with a combination of cash and Class B subordinate voting shares.

29 Teck Cominco Limited 2008 First Quarter News Release

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

3.	ACQUISITIONS, continued

Each Class B subordinate voting share was valued at $43.33, being the average closing price on the Toronto Stock Exchange for two trading days before and one day after the announcement of our offer for Aur, less deemed issuance costs.

Our allocation of the purchase cost to the assets acquired and liabilities assumed is based upon estimated fair values at the time of acquisition. We have completed the process of determining fair values for the assets and liabilities acquired. The significant changes from the preliminary allocation at December 31, 2007 are an increase to goodwill of $46 million and an increase to the future income tax liability of $49 million.

Our final allocation of the purchase price to the estimated fair value of the assets and liabilities of Aur is as follows:

(Cdn $ in millions)

Cash	$501
Inventory	267
Property, plant and equipment	4,135
Goodwill	752
Other	330

Total assets acquired	5,985

Current liabilities	(197)
Derivative instrument liability	(96)
Long-term liabilities	(297)
Future income tax liability	(1,312)
Non-controlling interests	(29)

Total liabilities assumed	(1,931)

Net assets acquired	$4,054

(b)	Minera Petaquilla

On March 26, 2008, as a result of our decision to proceed with the Petaquilla project, we received from Petaquilla Copper Ltd. (Petaquilla Copper) a 26% equity interest in Minera Petaquilla S.A. (MPSA), the Panamanian company that holds the Petaquilla concession. In exchange for the interest, we are required to participate in work plans and budgets leading to commercial production, and to fund 52% of project development costs.

Under the terms of a new agreement with Inmet Mining Corporation (Inmet), who owns 48% of MPSA, Inmet will provide our share of the required project funding on an interim basis and act as operators of the project on our behalf. At the earlier of September 30, 2009 or the date on which Inmet has funded at least US$50 million, we must elect whether to continue participating in the project by resuming funding our required share of development costs and reimbursing Inmet for the funds advanced on our behalf plus interest, or sell our 26% interest in MPSA to Inmet in which case we would be relieved of our obligation to reimburse Inmet.

30 Teck Cominco Limited 2008 First Quarter News Release

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

3.	ACQUISITIONS, continued

As MPSA is a variable interest entity whereby we are not the primary beneficiary, we account for our interest in MPSA using the equity method. Future events, such as the on-going funding arrangements, may result in a change in the accounting for our investment in MPSA.

4.	INVESTMENTS

(Cdn$ in millions)	March 31, 2008		December 31, 2007

	Carrying Value	Fair Value	Carrying Value	Fair Value

Available-for-sale investments:
Marketable securities	$346	$346	$308	$308

Held for trading investments:
Warrants	-	-	1	1

	346	346	309	309
Investments accounted for under the equity method :
Fording Canadian Coal Trust (19.95% interest)	737		750
Galore Creek Partnership (50% interest)	269		214
Fort Hills Energy Limited Partnership (20% interest)	296		233
Minera Petaquilla (26% interest) (Note 3(b))	16		-
	1,318		1,197
			1
	$1,664		$1,506

5.	OTHER ASSETS

	March 31,	December 31,
(Cdn$ in millions)	2008	2007

Restricted cash pledged as security	$159	$151
Pension assets	208	210
Future income and resource tax assets	70	70
Cajamarquilla contingent receivable, net of current portion of $22 million (Note 12(d))	22	42
Long-term receivables	46	51
Other	67	68

	$572	$592

31 Teck Cominco Limited 2008 First Quarter News Release

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

6.	OTHER LIABILITIES

	March 31,	December 31,
(Cdn$ in millions)	2008	2007

Asset retirement obligations	$502	$492
Other environmental and post-closure costs	86	88
Accrued pension and post-retirement benefits	250	244
Forward contracts, net of current portion of $47 million (Note 12)	64	78
Other	94	92

	$996	$994

7.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended March 31
(Cdn$ in millions)	2008	2007

Interest income	$208	$446

Interest paid	$13	$11

8.	OTHER INCOME (EXPENSE)

	Three months ended March 31
(Cdn$ in millions)	2008	2007

Interest income	$12	$65
Gain on sale of investments and assets	1	5
Foreign exchange loss	(7)	(1)
Reclamation expense for closed properties	(3)	(8)
Derivative losses	(3)	(2)
Other	(2)	(5)

	$(2)	$54

9.	EMPLOYEE FUTURE BENEFITS EXPENSE

	Three months ended March 31
(Cdn$ in millions)	2008	2007

Pension plans	$8	$11
Post-retirement benefit plans	8	7

	$16	$18

32 Teck Cominco Limited 2008 First Quarter News Release

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

10.	SHAREHOLDERS’ EQUITY
(a)	Components of shareholders’ equity

	March 31,	December, 31
(Cdn$ in millions)	2008	2007

Share capital	$3,283	$3,281
Contributed surplus	73	71

Accumulated comprehensive income
Retained earnings	5,383	5,038
Accumulated other comprehensive loss (Note 11)	(576)	(671)

	4,807	4,367

	$8,163	$7,719

(b)	Stock-based compensation

During the quarter we granted 1,605,000 Class B subordinate voting share options to employees. These options have an exercise price of $33.97, a term of 8 years and vest in equal amounts over 3 years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $9.80 per share option at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of 4.15 years, a risk-free interest rate of 6.35%, a dividend yield of 2.94% and an expected volatility of 31%.

During the quarter, we issued 419,233 Deferred and Restricted Share Units to employees and directors. Deferred and Restricted Share Units issued vest immediately for directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at March 31, 2008 was 1,463,431.

Stock-based compensation expense of $11 million was recorded for the three months ended March 31, 2008 in respect of all outstanding options and share units.

(c)	Share purchase program

On March 11, 2008, we received regulatory approval to purchase up to 40 million of our outstanding Class B subordinate voting shares by way of a normal course issuer bid. We may purchase shares until the earlier of when we have acquired 40 million shares and March 10, 2009. Purchases are made from time-to-time at the prevailing market price of the Class B subordinate voting shares as traded on the Toronto Stock Exchange and any shares purchased are cancelled. During the first quarter of 2008, we did not purchase any Class B subordinate voting shares.

33 Teck Cominco Limited 2008 First Quarter News Release

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

11.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	March 31,	December 31,
(Cdn$ in millions)	2008	2007

Accumulated other comprehensive income at beginning of period	$(671)	$(95)

Other comprehensive income (loss) for the period	95	(576)

Accumulated other comprehensive loss at end of period	$(576)	$(671)

The components of accumulated other comprehensive income (loss) are:

	March 31,	December 31,
(Cdn$ in millions)	2008	2007

Currency translation adjustment	$(560)	$(695)
Unrealized losses on cash flow hedges (net of tax of $9 and $16)	(15)	(18)
Unrealized gains on investments (net of tax of $1and $9)	(1)	42

	$(576)	$(671)

12.	ACCOUNTING FOR FINANCIAL INSTRUMENTS

Our derivative positions at March 31, 2008 are as follows:

(a)	Forward sales and purchase contracts

	2008	2009	2010	2011	Total	Fair Value

						(Cdn$ in millions)
Zinc (millions of lbs)
Fixed forward sale contracts	48	57	57	57	219	$
Average price (US$/lb)	0.78	0.72	0.67	0.63	0.70	(74)

Zinc (millions of lbs)
Fixed forward purchase contracts (i)	13	-	-	-	13
Average price (US$/lb)	1.03	-	-	-	1.03	-

Gold (thousands of ozs)
Forward sale contracts	33	43	-	-	76
Average price (US$/oz)	350	350	-	-	350	(44)

						$(118)

(i)

From time-to-time, certain customers purchase refined metal products at fixed forward prices from the company’s smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.

34 Teck Cominco Limited 2008 First Quarter News Release

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

12.	ACCOUNTING FOR FINANCIAL INSTRUMENTS, continued
(b)	Interest Rate Swap

Principal Amount	Rate Swapped	Rate Obtained	Maturity Date	Fair Value

US$100 million	7.00%	LIBOR plus 2.14%	September 2012	$7 million

(c)	Pricing adjustments

Sales of metals in concentrates are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivable will vary as prices for the underlying commodities vary in the metal markets. Some of our gains and losses on these financial instruments are mitigated by smelter price participation, royalty interests, taxes and their effect on minority interests.

(d)	Cajamarquilla

As a result of the sale of our Cajamarquilla zinc refinery in 2004, we are entitled to price participation payments linked to the price of zinc until 2009. The change in the expected value of these payments is linked to the forward curve for zinc and is recorded in our earnings as discontinued operations.

13.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2008, or with respect to future claims, cannot be predicted with certainty.

Upper Columbia River Basin (Lake Roosevelt)

The litigation concerning historic discharges by Teck Cominco Metals Ltd. of smelter slag from its operations in Trail, British Columbia into the Upper Columbia River continues.

Following the denial of our petition for review by the U.S. Supreme Court in January 2008, the Lake Roosevelt litigation has reverted to the Federal District Court for Eastern Washington and hearings have not yet been scheduled. Teck Cominco Metals Ltd. (TCML) will raise the defenses set out in its petition to the Supreme Court and continue to vigorously defend against the claims. Depending upon the decisions of the District Court, further appeals are expected.

There can be no assurance that TCML will ultimately be successful in its defense of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required.

35 Teck Cominco Limited 2008 First Quarter News Release

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

13.	CONTINGENCIES, continued

The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material. Until an assessment of the plaintiffs’ claims for natural resource damages has been completed, it is not possible to estimate the extent of such damages. The plaintiffs’ claims for response costs, which must be consistent with the U.S. National Contingency Plan and proven at trial, are not expected to be material. We believe that many of the plaintiffs’ claims that were based on the U.S. EPA order were mooted by the Agreement and withdrawal of the related enforcement order by the EPA. Any costs, penalties or damages that may be awarded in the first phase of the trial are not expected to be material.

14.	SEGMENTED INFORMATION

We have six reportable segments: copper, zinc, coal, gold, energy and corporate based on the primary products we produce or are developing. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other corporate income (expense) includes general and administrative costs, research and development and other income (expense).

	Three Months March 31, 2008

(Cdn$ in millions)	Copper	Zinc	Coal	Gold	Energy	Corporate	Total

Segment revenues	$716	$651	$221	$61	$-	$-	$1,649
Less inter-segment revenues	-	(78)	-	-	-	-	(78)

Revenues	716	573	221	61	-	-	1,571

Operating profit	435	155	15	9	-	-	614
Interest expense	(5)	-	-	-	-	(15)	(20)
Exploration	(12)	(1)	-	(3)	-	(3)	(19)
Other corporate income (expenses)	1	(1)	-	(13)	-	(27)	(40)

Earnings (loss) before taxes, minority interests, equity earnings and discontinued operations	419	153	15	(7)	-	(45)	535

Total assets	6,959	3,002	1,377	371	626	1,471	13,806
Capital expenditures	84	17	18	5	3	5	132

36 Teck Cominco Limited 2008 First Quarter News Release

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

14.	SEGMENTED INFORMATION, continued

	Three Months March 31, 2007

(Cdn$ in millions)	Copper	Zinc	Coal	Gold	Energy	Corporate	Total

Segment revenues	$423	$758	$234	$31	$-	$-	$1,446
Less inter-segment revenues	-	(106)	-	-	-	-	(106)

Revenues	423	652	234	31	-	-	1,340

Operating profit (loss)	292	266	64	(2)	-	-	620
Interest expense	(2)	-	-	-	-	(20)	(22)
Exploration	(10)	(2)	-	(7)	-	(1)	(20)
Other corporate income (expenses)	-	4	-	(7)	-	29	26

Earnings (loss) before taxes, minority interests, equity earnings and discontinued operations	280	268	64	(16)	-	8	604

Total assets	1,392	4,411	938	432	232	3,724	11,129
Capital expenditures	44	35	5	6	22	7	119

15.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

16.	SUBSEQUENT EVENT

In April 2008, we entered into an agreement to acquire the Relincho copper project in Chile by way of a plan of arrangement involving Global Copper Corp. (Global). Under the plan of arrangement, Global shareholders will receive $12.00 or 0.26667 of a Teck Class B subordinate voting share for each Global common share, subject to pro-ration. At full pro-ration, Global shareholders would receive $3 in cash and 0.2 of a Class B share per Global Copper common share. If the market price of our Class B shares at closing is less than $45.00 per share, we will pay additional consideration, either in cash or Teck Class B shares at our option, such that the consideration payable for each Global share has a value of $12.00. If at closing the market price of our Class B shares exceeds $55.00, the number of Class B shares to be issued will be reduced so that the value of the consideration per Global share does not exceed $14.00.

In addition to cash and our Class B shares, Global shareholders will also receive a share in a new public company, which will receive $10 million in cash on closing out of funds of Global Copper, all of the assets and liabilities of Global Copper other than those related to the Relincho project, and a 1.5% net smelter return royalty in respect of the Relincho project, payable commencing in the fifth year after the start of commercial production.

37 Teck Cominco Limited 2008 First Quarter News Release

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

16.	SUBSEQUENT EVENT, continued

The transaction values the Relincho project at $415 million. Assuming the transaction closes under the terms of the plan of arrangement, we expect to issue approximately 6.9 million Class B shares and to pay approximately $104 million in cash to Global’s shareholders.

The transaction is expected to close in the third quarter of2008 and is subject to customary conditions, including approval by Global’s shareholders and the receipt of any necessary regulatory approvals.

38 Teck Cominco Limited 2008 First Quarter News Release